EXHIBIT 99.1

MCLOUD TECHNOLOGIES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of mCloud Technologies Corp. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation will be held on December 29, 2022 at 12:00 p.m. (PST) at the Hotel Valley Ho Boardroom, 6850 E Main Street, Scottsdale, Arizona, USA, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the auditor's report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditor of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if deemed appropriate, approve with or without amendment, an ordinary resolution approving the equity incentive plan of the Corporation, including certain proposed amendments thereto, as more fully described in the information circular in respect of the Meeting (the "Circular"); and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in Circular.

Accessing Meeting Materials Online

The Circular, the Corporation’s financial statements for the year ending December 31, 2021 and accompanying Management’s Discussion and Analysis (together and with any other required documentation to be provided to shareholders in connection with the Meeting, the “Meeting Materials”) can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Requesting Printed Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Corporation’s website at www.mcloudcorp.com.

Requests for printed copies must be received no later than December 20, 2022.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Attendance

Only shareholders of record of Common Shares at the close of business on November 18, 2022 are entitled to notice of and to attend the Meeting or any adjournments thereof and to vote thereat.

Registered shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to TSX Trust Company at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 by no later than 9:00 A.M. (Toronto time) on December 27, 2022 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Beneficial shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

DATED as of the 30th day of November, 2022.

"Russel H. McMeekin"

Russel H. McMeekin
Chief Executive Officer,
mCloud Technologies Corp.